Exhibit (a)(5)(iii)

[FBR & Co.]

Contacts

Media Relations: Shannon Small at 703.469.1190 or ssmall@fbr.com

Investor Relations: Bradley J. Wright at 703.312.9678 or bwright@fbr.com

FBR & Co. Announces Revised Self Tender Offer

Arlington, VA — August 15, 2011 — FBR & Co. (Nasdaq: FBRC) today announced that it is amending its previously announced self tender offer.  On August 2, 2011, FBR announced a self-tender to purchase up to 5,000,000 shares, or about 8%, of its outstanding common stock, at a price of $3.05 per share.  However, in view of recent financial market conditions, FBR is amending the terms of the tender offer to provide for a modified “Dutch auction” tender offer to purchase up to 6,000,000 shares, or about 10% of its outstanding common stock, at a price between $2.55 and 2.75.

Under the tender offer, FBR stockholders will have the ability to tender all or a portion of their shares at a price per share of not less than $2.55 and not more than $2.75.  Based on the number of shares tendered and the prices specified by the tendering stockholders, FBR will determine the single per share price within the specified range that will allow it to buy six million shares or such lesser number of shares that are properly tendered.  Stockholders whose shares are purchased in the offer will receive the determined purchase price per share in cash, without interest, after the expiration of the offer period, subject to the conditions of the tender offer, including the provisions relating to proration, “odd lot” priority and conditional tenders.  These provisions will be described in FBR’s Amended and Restated Offer to Purchase relating to the tender offer.  All shares tendered at prices higher than the purchase price will not be purchased and will be promptly returned to stockholders.

The offer to purchase shares will expire as previously scheduled at 12:00 midnight, New York City time on August 29, 2011, unless extended.  The offer to purchase is not conditioned upon any minimum number of shares being tendered; however, the tender offer is subject to a number of other terms and conditions specified in the Offer to Purchase.

FBR Capital Markets is serving as the dealer manager for the tender offer and D.F. King & Co., Inc. is serving as the information agent.

Copies of an Amended and Restated Offer to Purchase and an Amended Letter of Transmittal will be provided to FBR stockholders.  As a result in the change in the structure of the tender offer, all tenders of FBR common stock received to date will be invalidated.  Therefore, stockholders who have previously tendered shares and still wish to participate in the tender offer as modified will need to re-tender their shares in accordance with the instructions in the Amended and Restated Offer to Purchase and Amended Letter of Transmittal.  Additional copies of the Amended and Restated Offer to Purchase, the Amended Letter of Transmittal or the Notice of Guaranteed Delivery may be obtained at FBR’s expense from the information agent, D.F. King & Co., Inc. at (800) 859-8509 — banks and brokerage firms please call (212) 269-5550 and all others call (800) 859-8509 (Toll-free).

Questions regarding the tender offer should be directed to D.F. King & Co., Inc. at (800) 859-8509 (Toll-free).

About FBR & Co.

FBR & Co. (Nasdaq: FBRC) provides investment banking, merger and acquisition advisory, institutional brokerage, and research services through its subsidiary FBR Capital Markets & Co. FBR focuses capital and financial expertise on the following industry sectors: consumer; diversified industrials; energy & natural resources; financial institutions; insurance; real estate; and technology, media & telecom. FBR Fund Advisers, Inc., a subsidiary of FBR & Co., provides clients with a range of investment choices through The FBR Funds, a family of mutual funds. FBR is headquartered in the Washington, D.C. metropolitan area with offices throughout the United States and in London. For more information, please visit www.fbr.com.

Certain Information Regarding the Tender Offer

The information in this press release describing FBR & Co.’s tender offer is for informational purposes only and does not constitute an offer to buy or the solicitation of an offer to sell shares of FBR & Co.’s common stock in the tender offer. The tender is being made only pursuant to the Offer to Purchase and the related materials that FBR & Co. is distributing to its stockholders, as amended and supplemented.  Stockholders should read such Offer to Purchase and related materials carefully because they contain important information, including the various terms and conditions of the tender offer as revised.  Stockholders of FBR & Co. may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase and other documents that FBR has filed, and will be able to obtain a free copy of the amended materials that FBR will file, with the Securities and Exchange Commission from the Commission’s website at www.sec.gov.  Stockholders may also obtain a copy of these documents, without charge, from D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 859-8509.  Stockholders are urged to carefully read these materials prior to making any decision with respect to the tender offer.  Stockholders and investors who have questions or need assistance may call D.F. King & Co., Inc., the information agent for the tender offer, toll free at (800) 859-8509.